SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

MERGER OF PETROQUÍMICA TRIUNFO S.A. INTO BRASKEM S.A.

Braskem S.A. (“Braskem”), Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), Petroquímica Triunfo S.A. (“Triunfo”) and Petrobras Química S.A. - Petroquisa (“Petroquisa”) hereby inform, in accordance with and for the purposes of CVM Rulings No. 319/99 and No. 358/02, its shareholders and the market, the following:

I - BACKGROUND

As disclosed by the Relevant Fact published on November 30, 2007, Braskem, Petrobras, Petroquisa and Odebrecht S.A. (“Odebrecht”) entered into an investment agreement seeking to proceed with the most important stage of the consolidation process involving the domestic petrochemical industry, through the integration into Braskem of the petrochemical assets held by Petrobras and Petroquisa. Such assets correspond to the minority interests held by Petroquisa in Companhia Petroquímica do Sul (“Copesul”), in IQ Soluções & Química S.A., formerly called Ipiranga Química S.A. (“IQ”), in Ipiranga Petroquímica S.A. (“IPQ”) and in Petroquímica Paulínia S.A. (“PPSA”), in addition to up to 100% of the total capital of Petroquímica Triunfo (“Triunfo”).

In compliance with such agreement, on May 30, 2008, Braskem merged the shares of Grust Holding S.A., a vehicle used to integrate and consolidate the ownership interests held by Petroquisa in Copesul, IQ, IPQ and PPSA, as widely disclosed at that time. After such merger, Copesul was merged into IPQ on September 11, 2008, IQ was partially spun off with the merger of the spun-off portion into Braskem, IPQ and PPSA were merged into Braskem, as approved at the general meeting of Braskem which was held on September 30, 2008. The purpose of such transactions, as well as of other transactions that were carried out and timely disclosed between the years 2003 and 2008, consists in the corporate restructuring of Braskem, which envisages the merger of first and second generation petrochemical companies. The transaction envisaged by this Relevant Fact corresponds to the last stage of integration of the assets held by Petroquisa, as provided for in the investment agreement entered into on November 30, 2007.

II – THE TRANSACTION

On April 07, 2009, Braskem and Triunfo executed the Protocol and Justification of Merger of Triunfo into Braskem (“Protocol and Justification of Merger”), whereby Braskem will take over the net assets of Triunfo, and will succeed to it in all its rights and obligations (“Merger”).

The proposal of Merger was approved on April 14, 2009 by the Board of Directors of Braskem, and the general meeting of shareholders of Braskem was authorized to be convened to approve the Merger. Furthermore, the Fiscal Board of Braskem expressed itself favorably to the Merger, at a meeting held on April 14, 2009. The Merger also obtained the necessary corporate approvals from Petroquisa and Petrobras, the direct and indirectly controlling companies of Triunfo, respectively. The Board of Directors and Fiscal Board of Triunfo were called to meet next April 17th.

III – REASONS

Braskem, Petroquisa and Petrobras believe that the consolidation of the petrochemical sector through companies capable of competing in the worldwide market is indispensable for the growth and strengthening of the domestic petrochemical industry.

Triunfo is a second generation petrochemical company that produces thermoplastic resins, located in Pólo Petroquímico de Triunfo, Rio Grande do Sul. The Merger will result in the integration of first and second generation petrochemical companies, thus contributing to the growth and strengthening of the Brazilian petrochemical industry.

The Integration is also part of the strategy of Petrobras System to reorganize and strengthen the Brazilian petrochemical sector. Through this transaction, Petrobras, through its wholly owned subsidiary Petroquisa, concludes the process of restructuring of the Pole of Triunfo, as established in the Investment Agreement signed with Braskem on November 30, 2007. The transaction is in line with what has been determined by the Strategic Plan of Petrobras for the sector.

IV – INFORMATION CONCERNING THE MERGER

The Merger will be submitted to review by the general meeting of shareholders of Braskem that will be held next April 30, 2009. The general meeting of shareholders of Triunfo will be convened to be held also on April 30th, after proper authorization of its Board of Directors, which is to meet on April 17th, and the Merger will be proposed in the following conditions:

(a) Dissolution of Triunfo and General Succession by Braskem. The Merger will comprise full conveyance of the net assets of Triunfo to Braskem, with the consequent dissolution of Triunfo by operation of law, for all legal purposes and effects. Braskem will generally succeed Triunfo in all its rights and obligations, all in accordance with article 227 of Law No. 6404 of December 15, 1976 (“Law 6404/76”).

(b) Book Appraisal. Subject to approval by the shareholders at the general meetings of Braskem and Triunfo, the company ACAL Consultoria e Auditoria S/S, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 28.005.734/0001 -82 and registered with CRC/RJ under No. 1.144, with its principal place of business at Av. Rio Branco 181, 18th floor, in the City and State of Rio de Janeiro, the responsible technician being Mr. Gelson José Amaro, enrolled with CRC-RJ under No. 049.669/O -4 and in the Individual Taxpayers’ Register (CPF/MF) under No. 339.408.607/78 (“ACAL”), was chosen to evaluate the net assets of Triunfo to be merged into Braskem, at book value, based on the financial statements drawn up as of December 31, 2008 (“Base Date”) and duly audited by KPMG Auditores Independentes. As a result of the appraisal carried out, the net assets of Triunfo to be merged into Braskem are in the amount of one hundred and seventeen million nine hundred and eighty-nine thousand two hundred and eighty-eight reais and thirty-five centavos (R$ 117,989,288.35) . There are no current or potential conflicts or joint interests between ACAL and the controlling parties of Braskem or Triunfo, or against their minority shareholder(s), or, finally, related to the respective partners or the Merger itself.

(c) Treatment Ascribed to Subsequent Equity Variations. The equity variations occurring between the Base Date and the date of Merger shall be fully recorded in the accounting books of Triunfo and shall be recognized by Braskem, as equity in the results of investees.

(d) Economic and Financial Evaluation. For the purposes and effects of determining the replacement ratio of the shares issued by Triunfo for the shares issued by Braskem (“Replacement Ratio”), Banco Bradesco BBI S/A (“Bradesco BBI”), enrolled with CNPJ/MF under No. 06.271.464/0073 -93, with its principal place of business at Av. Paulista 1.450, 8th floor, in the City and State of São Paulo, was retained to appraise Braskem and Triunfo on an independent basis, according to the financial statements drawn up on December 31, 2008, based on: (i) the future profitability perspectives through the discounted cash flow method; and (ii) the methodology of precedent transactions multiples — in relation to IQ Soluções & Química S.A., within the following amount brackets: (a) eight billion five hundred and eighty-four million one hundred and twenty-six thousand nine hundred and sixty-seven reais and twenty-five centavos (R$ 8,584,126,967.25) to nine billion four hundred and eighty-seven million seven hundred and nineteen thousand two hundred and seventy-nine reais and fifty-nine centavos (R$ 9,487,719,279.59) for the net assets of Braskem; and (b) two hundred and twenty-five million four hundred and fifty-one thousand five hundred and thirty-nine reais and eighty-nine centavos (R$ 225,451,539.89) to two hundred and forty-nine million one hundred and eighty-three thousand two hundred and eighty reais and ninety-three centavos (R$ 249,183,280.93) for the net assets of Triunfo

(e) Shares to be Delivered upon Merger. The Replacement Ratio was established based on the economic and financial appraisal referred to in item IV(d) above, and will be 0.210428051882238 of a class “A” preferred share issued by Braskem for each one (1) common or preferred share issued by Triunfo. The Replacement Ratio is fair and equitable to the shareholders, since it was established according to a criterion that better reflects the actual appreciation of the net assets of Triunfo and Braskem, as already stated by the appraisals carried out by Bradesco BBI.

(f) Political and equity advantages and rights of the shares. The class “A” preferred shares of Braskem that are issued as a result of the Merger will be entitled to dividends on equal conditions with the currently existing shares of the same kind and class. Such shares will also have the rights set out in the Bylaws of Braskem in force on this date, which includes the tag along right on the same conditions as the controlling company in the event of disposal of control of Braskem (100% tag along) and other advantages assured to the shareholders of companies classified at Level 1 of the Regulations on Corporate Governance Practices of the São Paulo Stock Exchange – BOVESPA.

(g) Capital increase upon Merger. In consideration of the merger of the net book assets of Triunfo in the amount of one hundred and seventeen million nine hundred and eighty-nine thousand two hundred and eighty-eight reais and thirty-five centavos (R$ 117,989,288.35), Braskem will issue thirteen million three hundred and eighty-seven thousand one hundred and fifty-seven (13,387,157) new class “A” preferred shares, totaling the aggregate issue price of one hundred and seventeen million nine hundred and eighty-nine thousand two hundred and eighty-eight reais and thirty-five centavos (R$ 117,989,288.35), it being certain that (i) ninety-seven million three hundred and seventy-eight thousand nine hundred and eleven reais and eighty centavos (R$ 97,378,911.80) will be allocated to the share capital account; and (ii) twenty million six hundred and ten thousand three hundred and seventy-six reais and fifty-five centavos (R$ 20,610,376.55) will be allocated to the capital reserve account, pursuant to article 182, paragraph 1, item “a”, of Law 6404/76. The new shares will be paid up by the current shareholders of Triunfo with the net assets transferred under the Merger. The new shares will be allocated to the shareholders of Triunfo according to the Replacement Ratio, and the shareholders that own class “A” preferred shares and common shares of Triunfo will receive class “A” preferred shares issued by Braskem, in an amount to be established based on the Replacement Ratio. The shares issued by Braskem, which are held by Triunfo, were considered in the appraisal of the total net assets to be merged and will be held in treasury by Braskem.

(h) Composition of Braskem’s capital after the Merger. After the increase mentioned in item IV (g), the share capital of Braskem will become five billion four hundred and seventy-three million one hundred and eighty thousand nine hundred and twelve reais and forty-five centavos (R$ 5,473,180,912.45), divided into five hundred and twenty million nine hundred and twenty-eight thousand one hundred and fifty-four (520,928,154) shares, of which one hundred and ninety million four hundred and sixty-two thousand four hundred and forty-six (190,462,446) are common shares, three hundred and twenty-nine million eight hundred and seventy-one thousand eight hundred and ninety (329,871,890) are class “A” preferred shares; and five hundred and ninety-three thousand eight hundred and eighteen (593,818) are class “B” preferred shares.

(i) Participation of Petrobras, through its subsidiary Petroquisa, in the capital of Braskem after the Merger. After implementation of the Merger, Petrobras, through its subsidiary Petroquisa, will hold approximately (i) common shares equivalent to thirty-one percent (31.0%) of the voting capital; (ii) class “A” preferred shares equivalent to twenty-two point one percent (22.1%) of the preferred capital; and (iii) twenty-five point three percent (25.3%) of the total capital of Braskem.

(j) Right to Withdraw. The Triunfo shareholder that dissents from a resolution taken at the general meeting approving the Merger may exercise the right to withdraw upon reimbursement of the amount of its shares, as provided for in Law 6404/76. The right to withdraw shall be exercised within 30 days as of publication of the minutes of the meeting that approves the Merger, as provided for in paragraph 2 of article 137 of Law 6404/76. As to Braskem, the Transaction will not entail any withdrawal right for its shareholders.

(k) Refund Amount. Since the Bylaws of Triunfo do not contemplate refund at economic value, the Triunfo shareholders dissenting from the resolution that approved the Merger will be entitled to a refund related to their shares, in the amount of one point eighty-five and a fraction of a real (R$1.854632473) per share, established by the net equity appraisal at book value of Triunfo carried out on the Base Date. Payment of the refund by Braskem will depend on the implementation of the Merger, as provided for in article 230 of Law 6404/76, and shall be made as of the first business day following the end of the period of forty (40) days counted from publication of the minutes of the Meeting that approves the Merger.

V – RESERVE FOR LAWSUITS

In view of the existence of a lawsuit in which the minority shareholder Petroplastic Indústria de Artefatos Plásticos Ltda. (“Petroplastic”) claims recognition of the preemptive right for subscription of class “A” preferred shares issued by Triunfo in the capital increases carried out on July 12, 1985, January 9, 1986, August 21, 1986 and December 5, 2006 (Case No. 10500819983), and considering that the calculation of the award issued in the records of such proceeding is under way, Petroquisa will reserve five hundred and seventy-nine thousand and fifty-two (579,052) class “A” preferred shares issued by Braskem, which it will receive as a result of the Merger, and which, according to the Replacement Ratio, correspond to two million seven hundred and fifty-one thousand seven hundred and eighty-five (2,751,785) shares issued by Triunfo, so as to assure compliance with the decision rendered in the above proceeding. The number of Braskem shares to be reserved was defined based on the maximum number of shares that are the subject matter of legal dispute, considering the expert report already produced in the case records of such suit.

VI – GENERAL INFORMATION

6.1. CADE. This Merger has been informed to the Brazilian antitrust authorities (the Administrative Council for Economic Defense – CADE, the Economic Law Office – SDE and the Economic Monitoring Office – SEAE), together with the other transactions involving the integration of petrochemical assets into Braskem, as established in the aforementioned investment agreement, having been notified under No. AC 08012.014599/2007 -16. On July 9, 2008, CADE approved the transaction without any restrictions, as notified in the Relevant Fact disclosed on July 10th, of that year.

6.2. Contingent Liabilities Not Recorded in the Books. There are no relevant contingent liabilities that have not been recorded in the balance sheets of Braskem and Triunfo.

6.3. Costs. The estimated costs for the execution of the Merger will be approximately one million and five hundred thousand reais (R$1,500,000.00), including expenses with publication, preparation of appraisal reports, and economic and financial appraisals, fees of auditors, appraisers, consultants, attorneys, and other related expenses.

6.4. Communications. The Merger shall be informed to the São Paulo Stock, Commodities and Futures Exchange – BM&F Bovespa S.A., to the Brazilian Securities Commission – CVM, to the U.S. Securities and Exchange Commission – SEC, to the New York Stock Exchange - NYSE, and to Mercado de Valores Latinoamericanos da Bolsa de Valores de Madri – Latibex.

6.5. Available Merger Documents. The documents related to the Merger (such as protocol and justification, reports, among others) are available on the website of Braskem (www.braskem.com.br/ri). Copies of such materials will also be available on the websites of CVM (www.cvm.gov.br) and of the State of São Paulo Stock Exchange (www.bovespa.com.br), as of this date. The shareholders that wish to consult and review the documents at the principal place of business of Braskem shall schedule the date and time of visit with the Investors’ Relations Department of Braskem (telephone (11) 3576-9531). The Triunfo shareholders may consult and review the documents at the principal place of business of Triunfo or on the website of Triunfo (www.ptriunfo.com.br).

Rio de Janeiro and São Paulo, April 14, 2009.

BRASKEM S.A.	PETROQUÍMICA TRIUNFO S.A.
PETRÓLEO BRASILEIRO S.A.	PETROBRAS QUÍMICA S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.